Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 9 DATED NOVEMBER 7, 2012

TO THE PROSPECTUS DATED JANUARY 9, 2012

This document supplements, and should be read in conjunction with, our prospectus dated January 9, 2012 relating to our offering of 330,000,000 shares of our common stock, or our initial public offering, as supplemented by Supplement No. 6 dated August 24, 2012, which replaced and superseded all prior supplements, Supplement No. 7 dated September 25, 2012 and Supplement No. 8 dated October 31, 2012. Unless otherwise defined in this Supplement No. 9, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

—	the status of our initial public offering;

—	a change to the price per share at which we will offer shares of our common stock pursuant to this offering;

—	the declaration of distributions to our stockholders, representing an increased distribution rate per share from prior periods;

—	an amendment to our distribution reinvestment plan and the revised distribution reinvestment plan price;

—	conforming changes to dealer manager and participating broker-dealer compensation;

—	updates to our subscription process and subscription agreement;

—	an amendment to our share repurchase plan; and

—	updates to the “Risk Factors” section of our prospectus.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of November 2, 2012, we had received and accepted subscriptions in this offering for 99,407,963 shares of our common stock, or approximately $991,698,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of November 2, 2012, approximately $2,008,302,000 of shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in this offering until the earlier of February 20, 2013, or the date on which the maximum offering amount has been sold. We also reserve the right to terminate this offering at any time.

Change to Initial Public Offering Price

The following information should be read in conjunction with the discussion contained on the cover page of our prospectus, the “Questions and Answers About This Offering – What kind of offering is this?” section on page 2 of our prospectus, the first paragraph of the “Estimated Use of Proceeds” section beginning on page 70 of our prospectus and all similar discussions relating to our offering price appearing throughout our prospectus:

On June 6, 2012, we filed a Registration Statement on Form S-11 for the follow-on public offering of our shares of common stock. In such registration statement, we disclosed that our board of directors would determine the offering price per share after engaging the services of an independent valuation firm to conduct an appraisal of our real estate portfolio. Our board of directors also determined that it is appropriate to adjust the primary offering price per share for any new purchases of our shares in our current offering at the same time that the offering price is determined for purposes of our pending follow-on public offering. In Supplement No. 8 dated October 31, 2012, we disclosed that we anticipated announcing a new offering price on November 7, 2012.

Our board of directors has announced that effective as of November 7, 2012, the primary offering price for shares of our common stock increased from the previous $10.00 per share price to $10.22 per share. Accordingly, we are offering to the public up to approximately 295,945,000 shares of our common stock pursuant to our primary offering for an aggregate of $3,000,000,000.

We engaged the services of Duff & Phelps, LLC, or Duff & Phelps, an independent valuation firm, to conduct an appraisal of each of the properties in our portfolio as of June 30, 2012. For each of the properties, excluding 11 of our buildings purchased after May 21, 2012, Duff & Phelps performed independent appraisals for each individual property. For the 11 buildings that were not independently appraised, Duff & Phelps reviewed each of the assets and concluded that the acquisition prices for such buildings approximated market value. The results of the Duff & Phelps appraisals, which were conducted in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Practice of the Appraisal Institute, were summarized in a written report to the board of directors. For the properties independently appraised by Duff & Phelps, in completing each appraisal, Duff & Phelps:

—	conducted a physical inspection of each property;
—	studied the market to measure current market conditions, supply demand factors, growth patterns and their effects on each property; and
—	completed a discounted cash flow valuation and sales comparison analysis for each property.

Duff & Phelps did not consider a portfolio aggregation premium in conducting its appraisals, nor did it consider potential enterprise values or other valuation metrics traditionally applied to valuing publicly-listed real estate investment trusts, such as premiums to net asset values or earnings multiples. Duff & Phelps conducted stand-alone appraisals for each property it independently appraised, and Duff & Phelps’ valuation conclusions represented an aggregation of the individual property values.

In determining the new fixed offering price, our board of directors determined that the aggregate value of our real estate assets, as of June 30, 2012, had appreciated between 9.4% and 19.8% compared to the aggregate original contract purchase price, reflecting an implied increase in value of approximately $1.10 to $2.33 per share based on 69,074,942 shares outstanding as of June 30, 2012. The range of real estate values considered by the board of directors was consistent with, and within the range of values provided by, Duff & Phelps’ appraisal. Our board of directors also considered certain other data prepared by our advisor, including our historical and anticipated results of operations and financial condition; our current and anticipated capital and debt structure; the quality and diversity of our properties and tenant base; the commissions and dealer manager fees payable in connection with the primary offering of our shares; and the progress in executing our overall investment and operating strategies.

After considering all information provided in the context of our board of directors’ extensive knowledge of our assets and our business, our board of directors announced a new primary offering price of $10.22 per share.

Our board of directors determined the new offering price in its sole discretion and is ultimately responsible for establishing the fixed offering price for shares of our common stock. This offering is a fixed price offering, which means that the price for shares of our common stock is fixed and does not vary over time based on the underlying value of our assets. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially. As a result, the values of our assets and liabilities are expected to change in the future.

We do not currently intend to adjust the fixed offering price for shares of our common stock in the future based on updated appraisals for any assets we currently own or may own, nor do we presently intend to obtain such appraisals. The various factors considered by our board of directors in determining the revised fixed offering price for our initial public offering were based on a number of assumptions and estimates that may not be accurate or complete. The revised fixed offering price established for shares of our common stock in our initial public offering may not now or in the future accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at any time. In addition, the revised fixed offering price may not be indicative of the price you would receive if you sold your shares, the price at which shares of our common stock would trade if they were listed on a national securities exchange or the distributions per share you would ultimately realize upon liquidation of our assets and settlement of our liabilities or a sale of the company. Similarly, the amount you may receive upon repurchase of your shares, if you determine to participate in our share repurchase plan, may be less than the amount you paid for the shares, regardless of any increase in the underlying value of any assets we own. Notwithstanding the foregoing, our board of directors may, in its discretion from time to time, further change the primary offering price per share and, accordingly, the number of shares being offered in our initial public offering. In such event, we expect that our board of directors would consider, among others, the factors described above. Any such change in the primary offering price will be made through a prospectus supplement or a post-effective amendment to the registration statement of which the prospectus is a part. We cannot assure you that our primary offering price will increase or that it will not decrease during this offering or in connection with any future offering of shares.

Declaration of Distributions and Increase in Distribution Rate

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distribution Policy” section on page 21 of our prospectus, the “Risk Factors – Risks Related to Our Business – We have not had sufficient cash available from operations to pay distributions, and therefore, we have paid, and may continue to pay, distributions from the net proceeds of this offering, from borrowings in anticipation of future cash flows or from other sources. Any such distributions may reduce the amount of capital we ultimately invest in assets and negatively impact the value of your investment” section beginning on page 31 of our prospectus, the “Our Performance – Information Regarding Our Distributions” section beginning on page 81 of our prospectus, the “Description of Capital Stock – Distribution Policy” section beginning on page 198 of our prospectus and all similar discussions appearing throughout our prospectus:

Our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on November 1, 2012 and ending on December 31, 2012. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001863014 per day per share of common stock, which is equal to an annualized distribution of $0.68 per share (or an annualized distribution rate of 6.65%, assuming a purchase price of $10.22 per share). This distribution rate represents an increase of $0.02 per share compared to our annualized distribution rate from January 1, 2012 through October 31, 2012 (or an annualized distribution rate increase of 0.20%, assuming the $10.00 per share purchase price in effect from January 1, 2012 through November 6, 2012). This increase in the distribution rate also represents the second distribution rate increase authorized by our board of directors within the past eleven months. These distributions will be aggregated and paid in cash or reinvested in shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date will be paid only from legally available funds.

Amendment to Distribution Reinvestment Plan and

Revised Distribution Reinvestment Plan Price

The following information should be read in conjunction with the discussion contained on the cover page of our prospectus, the “Prospectus Summary – Distribution Reinvestment Plan” section on page 20 of our prospectus, the “Distribution Reinvestment Plan” section beginning on page 202 of our prospectus, the Distribution Reinvestment Plan attached as Exhibit C to our prospectus and all similar discussions relating to our Distribution Reinvestment Plan appearing throughout our prospectus:

On November 6, 2012, our board of directors approved an amendment and restatement of our DRIP to state that until our board of directors discloses an estimated value per share, we intend to offer shares pursuant to the DRIP at a price equal to 95.0% of the primary offering price per share in our current or most recently effective public offering of shares, regardless of the price per share paid by the stockholder for the shares in respect of which the distributions are paid. After our board of directors discloses an estimated value per share, we intend to offer shares pursuant to the DRIP at a price equal to 95.0% of the estimated value per share, regardless of the price per share paid by the stockholder for the shares in respect of which the distributions are paid. Accordingly, all issuances of our shares of common stock pursuant to our DRIP beginning November 7, 2012 will increase from $9.50 per share to $9.71 per share (95.0% of the revised per share primary offering price of $10.22), and we are therefore offering to the public up to approximately 29,420,000 shares of our common stock pursuant to the DRIP for an aggregate of $285,000,000. The $9.71 DRIP offering price per share may not be indicative of the price stockholders would receive if they sold the shares, the shares were actively traded on a national securities exchange or we liquidated our assets and distributed the net proceeds. If you are currently a participant in the DRIP, you will automatically be enrolled in the Amended and Restated Distribution Reinvestment Plan unless you provide us with written notice to terminate your participation. If you are currently a participant in the DRIP but would like to terminate your participation, we must receive written notice of your termination on or before November 30, 2012 in order to terminate your participation prior to the first issuance of shares of our common stock pursuant to the Amended and Restated Distribution Reinvestment Plan.

The Amended and Restated Distribution Reinvestment Plan is attached as Exhibit C to this supplement and includes an enrollment form if you would like to become a participant in the Amended and Restated Distribution Reinvestment Plan.

Conforming Changes to Dealer Manager and

Participating Broker-Dealer Compensation

The table on the cover page of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

	Price to Public	Selling Commissions*	Dealer Manager Fee*	Net Proceeds (Before Expenses)
Primary Offering Per Share (Prior to November 7, 2012)	$10.00	$0.70	$0.30	$9.00
Per Share (Beginning November 7, 2012)	10.22	0.71	0.31	9.20
Total Maximum	$3,000,000,000	$210,000,000	$90,000,000	$2,700,000,000

Distribution Reinvestment Plan Per Share (Prior to November 7, 2012)	$9.50	$—	$—	$9.50
Per Share (Beginning November 7, 2012)	9.71	—	—	9.71
Total Maximum	$285,000,000	$—	$—	$285,000,000

*	The selling commissions and all or a portion of the dealer manager fee will not be charged with regard to shares of our common stock sold pursuant to our primary offering to or for the account of our directors and officers, our affiliates and certain persons affiliated with broker-dealers participating in the primary offering. Selling commissions will not be charged for shares of our common stock sold pursuant to our primary offering to investors that have engaged the services of a financial advisor paid on a fee-for-service or assets under management basis by the investor. Selling commissions will be reduced in connection with sales of certain minimum numbers of shares of our common stock. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price; however, the net proceeds to us will remain unchanged. See the “Plan of Distribution” section of our prospectus.

The eighth paragraph of the “Plan of Distribution – Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 215 of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

Our executive officers and directors, as well as officers and employees of our advisor entities and their affiliates and their respective family members (including spouses, parents, grandparents, children and siblings), may purchase shares of our common stock in this offering at a discount. We expect that a limited number of shares of our common stock will be sold to those individuals. However, except for the share ownership limitations contained in our charter, there is no limit on the number of shares of our common stock that may be sold to those individuals at this discount. The purchase price for such shares of our common stock will be as low as approximately $9.20 per share reflecting the fact that selling commissions in the amount of approximately $0.71 per share and the dealer manager fee in the amount of approximately $0.31 per share will not be payable in connection with such sales. The net offering proceeds we receive will not be affected by such sales of shares of our common stock at a discount. Our advisor entities and their affiliates have agreed to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution.

The tenth and eleventh paragraphs of the “Plan of Distribution – Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 215 of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

In connection with purchases of shares of our common stock of more than $500,000 by a “purchaser,” as defined below, certain volume discounts resulting in reductions in selling commissions payable with respect to such excess amount are available to investors. In such event, any such reduction will be credited to the investor by reducing the purchase price per share payable by the investor. The following table shows the discounted price per share and reduced selling commissions payable for volume discounts.

Dollar Amount	Commission Rate	Approximate Price Per Share to the Investor
Up to $500,000.00	7.0%	$10.22
$500,000.01 to $1,000,000.00	6.0%	$10.12
$1,000,000.01 to $2,000,000.00	5.0%	$10.02
$2,000,000.01 to $5,000,000.00	4.0%	$9.91
$5,000,000.01 to $7,500,000.00	3.0%	$9.81
$7,500,000.01 to $10,000,000.00	2.0%	$9.71
$10,000,000.01 and over	1.0%	$9.61

The reduced selling price per share and selling commissions are applied to the incremental dollar amounts falling within the indicated range only. All commission rates are calculated based on the dollar amount invested. Thus, for example, an investment of $1,500,000 would result in a total purchase of approximately 148,263.66 shares of our common stock as follows:

—	Approximately 48,923.68 shares of our common stock at $10.22 per share (total: $500,000.00) and a 7.0% commission;

—	Approximately 49,417.86 shares of our common stock at approximately $10.12 per share (total: $500,000.00) and a 6.0% commission; and

—	Approximately 49,922.12 shares of our common stock at approximately $10.02 per share (total: $500,000.00) and a 5.0% commission.

Subscription Process and Subscription Agreement

We issued shares at our previous $10.00 per share primary offering price only in connection with subscriptions that were signed and postmarked on or prior to November 6, 2012. Beginning on November 7, 2012, we are offering shares of our common stock in the primary offering component of this offering at a price of

$10.22 per share, and we are offering shares in the DRIP component of this offering at a price of $9.71 per share. However, we will accept subscription agreements for the primary offering component of this offering at $10.00 per share on or after November 7, 2012 only in the event that such subscriptions require funds to be transferred from an individual retirement account custodian in connection with the purchase of our shares, provided that all of the following criteria are met:

—	the investor must have signed the subscription agreement on or prior to November 6, 2012;

—	a copy of the subscription agreement and transfer request must have been postmarked for delivery to DST Systems, Inc., our transfer agent, on or prior to November 6, 2012; and

—	our transfer agent must receive the final subscription agreement executed by the custodian and subscription proceeds on or prior to December 7, 2012.

A revised form of our Subscription Agreement was included as Exhibit B to Supplement No. 6 dated August 24, 2012. The revised form of our Subscription Agreement supersedes and replaces all prior forms of Subscription Agreements. This revised form of our Subscription Agreement must be used for all subscriptions dated on or after November 7, 2012. We will not accept subscriptions dated on or after November 7, 2012 on any other form of Subscription Agreement.

Share Repurchase Plan

In light of the revised primary offering price described above, on November 6, 2012, our board of directors approved an Amended and Restated Share Repurchase Plan to revise the per share repurchase price for shares purchased under such plan. The Amended and Restated Share Repurchase Plan is effective for shares repurchased on or after December 7, 2012.

The second paragraph of the “Prospectus Summary – Share Repurchase Plan” section beginning on page 21 of our prospectus, the second paragraph of the “Share Repurchase Plan” section beginning on page 204 of our prospectus, the first paragraph of Section 2 of the Share Repurchase Plan attached as Exhibit D to our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

Purchase Price.     Unless the shares of our common stock are being repurchased in connection with a stockholder’s death or qualifying disability, the prices per share at which we will repurchase shares of our common stock are as follows:

—	for stockholders who have continuously held their shares of our common stock for at least one year, 92.5% of the Repurchase Amount (as described below);

—	for stockholders who have continuously held their shares of our common stock for at least two years, 95.0% of the Repurchase Amount;

—	for stockholders who have continuously held their shares of our common stock for at least three years, 97.5% of the Repurchase Amount; and

—	for stockholders who have continuously held their shares of our common stock for at least four years, 100% of the Repurchase Amount.

At any time we are engaged in an offering of shares, the Repurchase Amount for shares purchased under our share repurchase plan will always be equal to or lower than the applicable per share offering price. As long as we are engaged in an offering, the Repurchase Amount shall be the lesser of the amount you paid for your shares of common stock or the per share offering price in the current offering. If we are no longer engaged in an offering, the Repurchase Amount will be determined by our board of directors. Our board of directors will announce any repurchase price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. Notwithstanding the foregoing, if shares of our common stock are to be repurchased in connection with a stockholder’s death or qualifying disability, the repurchase price shall be 100% of the price paid to acquire the shares of our common stock.

The Amended and Restated Share Repurchase Plan is attached as Exhibit D to this supplement.

Risk Factors

The following information should be read in conjunction with the discussion contained in the “Risk Factors – Investment Risks” section beginning on page 25 of our prospectus:

This is a fixed price offering and the board of directors has determined the offering price per share of our common stock in its sole discretion; therefore, the purchase price you pay for shares of our common stock may be higher than the value of our assets per share of our common stock at the time of your purchase.

This is a fixed price offering, which means that the offering price for shares of our common stock is fixed and will not vary based on the underlying value of our assets at any time. On November 7, 2012, our board of directors announced a per share primary offering price of $10.22 for any new purchases of our shares in our initial public offering. The revised primary offering price was determined by our board of directors in its sole discretion, and was based on the board’s own conclusions and assumptions. Such conclusions and assumptions may prove to be inaccurate in the future, and we do not presently intend to obtain updated appraisals of our assets in the future or further adjust the offering price for this offering. Therefore, the primary offering price per share of $10.22 on or after November 7, 2012 may not accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. We cannot assure you that you will be able to sell your shares of our common stock at a price equal to or greater than $10.22 per share, if at all.

EXHIBIT C

AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

Effective for issuances beginning November 7, 2012

Griffin-American Healthcare REIT II, Inc., a Maryland corporation (the “Company”), has adopted this Amended and Restated Distribution Reinvestment Plan (the “Plan”), to be administered by the Company or an unaffiliated third party (the “Administrator”) as agent for participants in the Plan (“Participants”), on the terms and conditions set forth below.

1. Election to Participate.    Any purchaser of shares of common stock of the Company, par value $0.01 per share (the “Shares”), may become a Participant by making a written election to participate on such purchaser’s Subscription Agreement at the time of subscription for Shares. Any stockholder who has not previously elected to participate in the Plan may so elect at any time by completing and executing an authorization form obtained from the Administrator or any other appropriate documentation as may be acceptable to the Administrator. Participants in the Plan generally are required to have the full amount of their cash distributions (other than “Excluded Distributions” as defined below) with respect to all Shares owned by them reinvested pursuant to the Plan. However, the Administrator shall have the sole discretion, upon the request of a Participant, to accommodate a Participant’s request for less than all of the Participant’s Shares to be subject to participation in the Plan.

2. Distribution Reinvestment.    The Administrator will receive all cash distributions (other than Excluded Distributions) paid by the Company or an Affiliated Participant with respect to Shares of Participants (collectively, the “Distributions”). Participation will commence with the next Distribution payable after receipt of the Participant’s election pursuant to Paragraph 1 hereof, provided it is received at least ten (10) days prior to the last day of the period to which such Distribution relates. Subject to the preceding sentence, regardless of the date of such election, a holder of Shares will become a Participant in the Plan effective on the first day of the period following such election, and the election will apply to all Distributions attributable to such period and to all periods thereafter. As used in this Plan, the term “Excluded Distributions” shall mean those cash or other distributions designated as Excluded Distributions by the Board of the Company.

3. General Terms of Plan Investments.

(a) Until the Company’s board of directors discloses an estimated value per Share, the Company intends to offer Shares pursuant to the Plan at a price equal to 95% of the primary offering price per Share in the Company’s current or most recently effective public offering of Shares, regardless of the price per Share paid by the Participant for the Shares in respect of which the Distributions are paid. After the Company’s board of directors discloses an estimated value per Share, the Company intends to offer Shares pursuant to the Plan at a price equal to 95% of the estimated value per Share, regardless of the price per Share paid by the Participant for the Shares in respect of which the Distributions are paid. A stockholder may not participate in the Plan through distribution channels that would be eligible to purchase shares in the public offering of shares pursuant to the Company’s prospectus outside of the Plan at prices below 95% of the primary offering price per Share in such public offering.

(b) Selling commissions will not be paid for the Shares purchased pursuant to the Plan.

(c) Dealer manager fees will not be paid for the Shares purchased pursuant to the Plan.

(d) For each Participant, the Administrator will maintain an account which shall reflect for each period in which Distributions are paid (a “Distribution Period”) the Distributions received by the Administrator on behalf of such Participant. A Participant’s account shall be reduced as purchases of Shares are made on behalf of such Participant.

(e) Distributions shall be invested in Shares by the Administrator promptly following the payment date with respect to such Distributions to the extent Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within thirty (30) days after receipt by the Administrator and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to Participants. Any interest earned on such accounts will be paid to the Company and will become property of the Company.

(f) Participants may acquire fractional Shares so that 100% of the Distributions will be used to acquire Shares. The ownership of the Shares shall be reflected on the books of the Company or its transfer agent.

4. Absence of Liability.    Neither the Company nor the Administrator shall have any responsibility or liability as to the value of the Shares or any change in the value of the Shares acquired for the Participant’s account. Neither the Company nor the Administrator shall be liable for any act done in good faith, or for any good faith omission to act hereunder.

5. Suitability.    Each Participant shall notify the Administrator in the event that, at any time during his participation in the Plan, there is any material change in the Participant’s financial condition or inaccuracy of any representation under the Subscription Agreement for the Participant’s initial purchase of Shares. A material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the minimum income and net worth standards set forth in the Company’s prospectus for the Participant’s initial purchase of Shares.

6. Reports to Participants.    Within ninety (90) days after the end of each calendar year, the Administrator will mail to each Participant a statement of account describing, as to such Participant, the Distributions received, the number of Shares purchased and the per Share purchase price for such Shares pursuant to the Plan during the prior year. Each statement also shall advise the Participant that, in accordance with Section 5 hereof, the Participant is required to notify the Administrator in the event there is any material change in the Participant’s financial condition or if any representation made by the Participant under the Subscription Agreement for the Participant’s initial purchase of Shares becomes inaccurate. All material information regarding the Distributions to the Participant and the effect of reinvesting such Distributions, including tax information regarding a Participant’s participation in the Plan, will be sent to each Participant by the Company or the Administrator at least annually.

7. Taxes.    Taxable Participants may incur a tax liability for Distributions even though they have elected not to receive their Distributions in cash but rather to have their Distributions reinvested in Shares under the Plan.

8. Reinvestment in Subsequent Programs.    After the termination of the Company’s initial public offering of Shares pursuant to the Company’s prospectus dated January 9, 2012, as may be amended or supplemented, and any subsequent public offering of Shares, the Company may determine, in its sole discretion, to cause the Administrator to provide to each Participant notice of the opportunity to have some or all of such Participant’s Distributions (at the discretion of the Administrator and, if applicable, the Participant) invested through the Plan in any publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or subsequent publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or its affiliates (a “Subsequent Program”). If the

Company makes such an election, Participants may invest Distributions in equity securities issued by such Subsequent Program through the Plan only if the following conditions are satisfied:

(i) prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment plan;

(ii) a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act of 1933, as amended;

(iii) the offering and sale of such interests are qualified for sale under the applicable state securities laws;

(iv) the Participant executes the subscription agreement included with the prospectus for the Subsequent Program; and

(v) the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program.

9. Termination.

(a) A Participant may terminate or modify his participation in the Plan at any time by written notice to the Administrator. To be effective for any Distribution, such notice must be received by the Administrator at least ten (10) days prior to the last day of the Distribution Period to which it relates.

(b) Prior to the listing of the Shares on a national securities exchange, a Participant’s transfer of Shares will terminate participation in the Plan with respect to such transferred Shares as of the first day of the Distribution Period in which such transfer is effective, unless the transferee of such Shares in connection with such transfer demonstrates to the Administrator that such transferee meets the requirements for participation hereunder and affirmatively elects participation by delivering an executed authorization form or other instrument required by the Administrator.

10. State Regulatory Restrictions.     The Administrator is authorized to deny participation in the Plan to residents of any state or foreign jurisdiction that imposes restrictions on participation in the Plan that conflict with the general terms and provisions of this Plan, including, without limitation, any general prohibition on the payment of broker-dealer commissions for purchases under the Plan.

11. Amendment or Termination by Company.

(a) The terms and conditions of this Plan may be amended by the Company at any time, including but not limited to an amendment to the Plan to substitute a new Administrator to act as agent for the Participants, by mailing an appropriate notice at least ten (10) days prior to the effective date thereof to each Participant; provided however, the Company may not amend the Plan to (a) provide for selling commissions or dealer merger fees to be paid for shares purchased pursuant to this Plan or (b) to revoke a Participant’s right to terminate or modify his participation in the Plan.

(b) The Administrator may terminate a Participant’s individual participation in the Plan and the Company may terminate the Plan itself, at any time by providing ten (10) days’ prior written notice to a Participant, or to all Participants, as the case may be.

(c) After termination of the Plan or termination of a Participant’s participation in the Plan, the Administrator will send to each Participant a check for the amount of any Distributions in the Participation’s account that have not been invested in Shares. Any future Distributions with respect to such former Participant’s Shares made after the effective date of the termination of the Participant’s participation will be sent directly to the former Participant.

12. Participation by Limited Partners of Griffin-American Healthcare REIT II Holdings, LP.     For purposes of this Plan, “stockholders” shall be deemed to include limited partners of Griffin-American Healthcare REIT II Holdings, LP (the “Partnership”), “Participants” shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and “Distribution,” when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.

13. Governing Law.     This Plan and the Participants’ election to participate in the Plan shall be governed by the laws of the State of Maryland.

14. Notice.     Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and, if to the Administrator, addressed to Griffin-American Healthcare REIT II, Inc. Distribution Reinvestment Plan Administrator, c/o DST Systems, Inc., P.O. Box 219133, Kansas City, Missouri 64121-9133, or such other address as may be specified by the Administrator by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant’s last address of record with the Administrator. Each Participant shall notify the Administrator promptly in writing of any changes of address.

ENROLLMENT FORM

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

To Join the Distribution Reinvestment Plan:

Please complete and return this enrollment form. Be sure to include your signature below in order to indicate your participation in the Amended and Restated Distribution Reinvestment Plan (the “DRIP”).

I hereby appoint Griffin-American Healthcare REIT II, Inc. (the “Company”) (or any designee or successor), acting as DRIP Administrator, as my agent to receive cash distributions that may hereafter become payable to me on shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”) registered in my name as set forth below, and authorize the Company to apply such distributions to the purchase of full shares and fractional interests in shares of the Common Stock.

I understand that the purchases will be made under the terms and conditions of the DRIP as described in the Prospectus and that I may revoke this authorization at any time by notifying the DRIP Administrator, in writing, of my desire to terminate my participation.

Sign below if you would like to participate in the DRIP. You must participate with respect to 100% of your Securities.

Signature:	Date:

Print Name:

Signature of Joint Owner:	Date:

Print Name:

Print Name of Registered Representative(s) or Advisor(s)

EXHIBIT D

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

AMENDED AND RESTATED SHARE REPURCHASE PLAN

Effective for shares repurchased on or after December 7, 2012

The Board of Directors (the “Board”) of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (the “Company”), has adopted an amended and restated share repurchase plan (the “Repurchase Plan”) by which shares (“Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), may be repurchased by the Company from stockholders subject to certain conditions and limitations. The purpose of this Repurchase Plan is to provide limited interim liquidity for stockholders (under the conditions and limitations set forth below) until a liquidity event occurs. No stockholder is required to participate in the Repurchase Plan.

1. Repurchase of Shares.    The Company may, at its sole discretion, repurchase Shares presented to the Company for cash to the extent it has sufficient funds to do so and subject to the conditions and limitations set forth herein. Any and all Shares repurchased by the Company shall be canceled, and will have the status of authorized but unissued Shares. Shares acquired by the Company through the Repurchase Plan will not be reissued unless they are first registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and other appropriate state securities laws or otherwise issued in compliance with such laws.

2. Share Repurchases.

Repurchase Price.    Unless the Shares are being repurchased in connection with a stockholder’s death or qualifying disability (as discussed below), the price per Share at which the Company will repurchase Shares will be as follows:

(1)	For stockholders who have continuously held their Shares for at least one year, 92.5% of the Repurchase Amount (as described below);

(2)	For stockholders who have continuously held their Shares for at least two years, 95.0% of the Repurchase Amount;

(3)	For stockholders who have continuously held their Shares for at least three years, 97.5% of the Repurchase Amount; and

(4)	For stockholders who have continuously held their Shares for at least four years, 100% of the Repurchase Amount.

At any time the Company is engaged in an offering of Common Stock, the Repurchase Amount for shares purchased under the Repurchase Plan will always be equal to or lower than the applicable per share offering price. As long as the Company is engaged in an offering of Common Stock, the Repurchase Amount shall be the lesser of the amount the stockholder paid for its shares of Common Stock or the per share offering price in the current offering of Common Stock. If the Company is no longer engaged in an offering of Common Stock, the Repurchase Amount will be determined by the Board. The Board will announce any repurchase price adjustment and the time period of its effectiveness as a part of its regular communications with the stockholders.

The purchase price for repurchased Shares will be adjusted for any stock dividends combinations, splits, recapitalizations, or similar corporate actions with respect to the Common Stock. At any time the repurchase price is determined by any method other than the net asset value of the shares, if the Company has sold property and has made one or more special distributions to the stockholders of all or a portion of the net proceeds from such sales, the per share repurchase price will be reduced by the net sale proceeds per share distributed to investors prior to the repurchase date.

The Board will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While the Board does not have specific criteria for determining a special distribution, the Company expects that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

Death or Qualifying Disability.    If Shares are to be repurchased in connection with a stockholder’s death or qualifying disability as provided in Section 4, the repurchase price shall be: (1) for stockholders who have continuously held their Shares for less than four years, 100% of the price paid to acquire the Shares from the Company; or (2) for stockholders who have continuously held their Shares for at least four years, a price determined by the Board, but in no event less than 100% of the price paid to acquire the Shares from the Company. In addition, the Company will waive the one year holding period, as described in Section 4, for shares to be repurchased in connection with a stockholder’s death or qualifying disability. Appropriate legal documentation will be required for repurchase requests upon death or qualifying disability.

3. Funding and Operation of Repurchase Plan.    The Company may make purchases pursuant to the Repurchase Plan quarterly, at its sole discretion, on a pro rata basis. The Board shall determine whether the Company has sufficient cash available to make repurchases pursuant to the Repurchase Plan in any given quarter. Subject to funds being available, the Company will limit the number of Shares repurchased to five percent (5.0%) of the weighted average number of Shares outstanding during the trailing calendar year prior to the repurchase date; provided however, that Shares subject to a repurchase requested upon the death of a stockholder will not be subject to this cap. Funding for the Repurchase Plan will come exclusively from cumulative proceeds we receive from the sale of Shares pursuant to the Company’s Distribution Reinvestment Plan.

4. Stockholder Requirements.    Any stockholder may request a repurchase with respect to all or a designated portion of its Shares, subject to the following conditions and limitations:

Holding Period.    Only Shares that have been held by the presenting stockholder for at least one (1) year are eligible for repurchase by the Company, except as provided below. Requests for the repurchase of Shares that are submitted prior to being eligible for repurchase will not be honored.

Death or Qualifying Disability.    The Company will repurchase Shares upon the death of a stockholder who is a natural person, including Shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the Shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust. If spouses are joint registered holders of Shares, the request to repurchase the shares may be made if either of the registered holders dies. This waiver of the one-year holding period will not apply to a stockholder that is not a natural person, such as a trust (other than a revocable grantor trust), partnership, corporation or other similar entity.

Furthermore, and subject to the conditions and limitations described below, the Company will repurchase Shares held for less than the one-year holding period by a stockholder who is a natural person, including Shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, with a “qualifying disability,” as defined below, after receiving written notice from such stockholder provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. This waiver of the one-year holding period will not apply to a stockholder that is not a natural person, such as a trust (other than a revocable grantor trust), partnership, corporation or other similar entity.

In order for a disability to be considered a “qualifying disability,” (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the Shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (1) if the stockholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (2) if the stockholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (3) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a stockholder to the special repurchase terms applicable to stockholders with a “qualifying disability” unless permitted in the discretion of the board of directors. Repurchase requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

—	disabilities occurring after the legal retirement age;

—	temporary disabilities; and

—	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special repurchase terms except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above. However, where a stockholder requests the repurchase of his or her Shares due to a disability, and such stockholder does not have a “qualifying disability” under the terms described above, our board of directors may redeem the stockholder’s Shares in its discretion on the special terms available for a qualifying disability.

A stockholder that is a trust may request repurchase of the Shares held by the trust on the terms available in connection with the death or disability of a stockholder if the deceased or disabled was the sole beneficiary of the trust or if the only other beneficiary of the trust is the spouse of the deceased or disabled.

Distribution Reinvestment Plan Shares.    In the event that a stockholder requests repurchase of 100% of the Shares owned by the stockholder on the date of presentment, the Company will waive the one-year holding period requirement for any Shares presented that were acquired pursuant to the Company’s distribution reinvestment plan.

Minimum – Maximum.    A stockholder must present for repurchase a minimum of 25.0%, and a maximum of 100%, of the Shares owned by the stockholder on the date of presentment. Fractional shares may not be presented for repurchase unless the stockholder is presenting 100% of his Shares. The Company will treat a repurchase request that would cause the stockholder to own fewer than 250 Shares as a request to redeem 100% of that stockholder’s Shares. A repurchase request relating to 100% of the Shares owned by the presenting stockholder will be treated by the Company as an automatic termination of such stockholder’s participation in the Company’s distribution reinvestment plan or any other automatic investment program that may be in effect on the date of presentment.

No Encumbrances.    All Shares presented for repurchase must be owned by the stockholder(s) making the presentment, or the party presenting the Shares must be authorized to do so by the owner(s) of the Shares. Such Shares must be fully transferable and not subject to any liens or other encumbrances. Upon receipt of a request for repurchase, the Company will conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. The Company will not repurchase any shares subject to a lien. The Company will bear any costs in conducting the Uniform Commercial Code search.

Share Repurchase Form.    The presentment of Shares must be accompanied by a completed Share Repurchase Request form, a copy of which is attached hereto as Exhibit “A,” executed by the stockholder, its trustee or authorized agent. With respect to Shares held through an IRA or other custodial account, the custodian must provide an authorized signature and medallion stamp guarantee. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a Share Repurchase Request form, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. A stockholder requesting the redemption of his or her shares due to a qualifying disability must mail or deliver to us a written request on a Share Repurchase Request form, including the evidence and documentation described above, or evidence acceptable to our board of directors of the stockholder’s disability. If the shares are to be repurchased under the conditions outlined herein, we will forward the documents necessary to affect the repurchase, including any signature guaranty we may require. All Share certificates, if applicable, must be properly endorsed.

Deadline for Presentment.    All Shares presented and all completed Share Repurchase Request forms must be received by the Repurchase Agent (as defined below) on or before the last day of the second month of each calendar quarter in order to have such Shares eligible for repurchase for that quarter. The Company will repurchase Shares on or about the first day following the end of each calendar quarter.

If the Company can not purchase all shares presented for repurchase in any calendar quarter, based upon insufficient cash available and/or the limit on the number of Shares it may repurchase during any calendar year, it will attempt to honor repurchase requests on a pro rata basis; provided however, that the Company may give priority to the repurchase of a deceased stockholder’s shares. The Company will treat the unsatisfied portion of the repurchase request as a request for repurchase the following calendar quarter if sufficient funds are available at that time, unless the requesting stockholder withdraws its request for repurchase. Such pending requests generally will be honored on a pro rata basis. The Company will determine whether it has sufficient funds available as soon as practicable after the end of each calendar quarter, but in any event prior to the applicable payment date.

Repurchase Request Withdrawal.    A stockholder may withdraw his or her repurchase request upon written notice to the Company at any time prior to the date of repurchase.

Ineffective Withdrawal.    In the event the Company receives a written notice of withdrawal from a stockholder after the Company has repurchased all or a portion of such stockholder’s Shares, the notice of withdrawal shall be ineffective with respect to the Shares already repurchased, but shall be effective with respect to any of such stockholder’s Shares that have not been repurchased. The Company shall provide any such stockholder with prompt written notice of the ineffectiveness or partial ineffectiveness of such stockholder’s written notice of withdrawal.

Repurchase Agent.    All repurchases will be effected on behalf of the Company by a registered broker-dealer (the “Repurchase Agent”), who shall contract with the Company for such services. All recordkeeping and administrative functions required to be performed in connection with the Repurchase Plan will be performed by the Repurchase Agent.

Termination, Amendment or Suspension of Plan.    The Repurchase Plan will terminate and the Company will not accept Shares for repurchase in the event the Shares are listed on any national securities exchange, the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network or are the subject of bona fide quotes in the pink sheets. Additionally, the Company’s board of directors, in its sole discretion, may terminate, amend or suspend the Repurchase Plan if it determines to do so is in the best interest of the Company. A determination by the Board to terminate, amend or suspend the Repurchase Plan will require the affirmative vote of a majority of the directors, including a majority of the independent directors. If the Company terminates, amends or suspends the Repurchase Plan, the Company will provide stockholders with thirty (30) days advance written notice and the Company will disclose the changes in the appropriate current or periodic report filed with the U.S. Securities and Exchange Commission.

5. Miscellaneous.

Advisor Ineligible; No Fees.    The Advisor to the Company, Griffin-American Healthcare REIT Advisor LLC, shall not be permitted to participate in the Repurchase Plan. The Company’s co-sponsors, Advisor, directors or any affiliates thereof shall not receive any fees arising out of the Company’s repurchase of shares.

Liability.    Neither the Company nor the Repurchase Agent shall have any liability to any stockholder for the value of the stockholder’s Shares, the repurchase price of the stockholder’s Shares, or for any damages resulting from the stockholder’s presentation of his or her Shares, the repurchase of the Shares pursuant to this Repurchase Plan or from the Company’s determination not to repurchase Shares pursuant to the Repurchase Plan, except as a result from the Company’s or the Repurchase Agent’s gross negligence, recklessness or violation of applicable law; provided however, that nothing contained herein shall constitute a waiver or limitation of any rights or claims a stockholder may have under federal or state securities laws.

Taxes.    Stockholders shall have complete responsibility for payment of all taxes, assessments, and other applicable obligations resulting from the Company’s repurchase of Shares.

Preferential Treatment of Shares Repurchased in Connection with Death or Disability.    If there are insufficient funds to honor all repurchase requests, preference will be given to shares to be repurchased in connection with a death or qualifying disability.

EXHIBIT “A”

SHARE REPURCHASE REQUEST

The undersigned stockholder of Griffin-American Healthcare REIT II, Inc. (the “Company”) hereby requests that, pursuant to the Company’s Amended and Restated Share Repurchase Plan, the Company repurchase the number of shares of Common Stock (the “Shares”) indicated below.

STOCKHOLDER’S NAME:

STOCKHOLDER’S ADDRESS:

TOTAL SHARES OWNED BY STOCKHOLDER:

NUMBER OF SHARES PRESENTED FOR REPURCHASE:

(Note: number of shares presented for repurchase must be equal to or exceed 25.0% of total shares owned.)

REASON FOR REPURCHASE REQUEST (SUBMIT REQUIRED DOCUMENTS, IF APPLICABLE):

[            ] DEATH             [            ] QUALIFYING DISABILITY         [            ] OTHER

By signing and submitting this form, the undersigned hereby acknowledges and represents to each of the Company and the Repurchase Agent the following:

The undersigned is the owner (or duly authorized agent of the owner) of the Shares presented for repurchase, and thus is authorized to present the Shares for repurchase.

The Shares presented for repurchase are eligible for repurchase pursuant to the Repurchase Plan. The Shares are fully transferable and have not been assigned, pledged, or otherwise encumbered in any way.

The undersigned hereby indemnifies and holds harmless the Company, the Repurchase Agent, and each of their respective officers, directors and employees from and against any liabilities, damages, expenses, including reasonable attorneys’ fees, arising out of or in connection with any misrepresentation made herein.

Stock certificates for the Shares presented for repurchase (if applicable) are enclosed, properly endorsed with signature guaranteed.

It is recommended that this Share Repurchase Request and any attached stock certificates be sent to the Repurchase Agent, at the address below, via overnight courier, certified mail, or other means of guaranteed delivery.

Griffin Capital Securities, Inc.

Griffin-American Healthcare REIT II, Inc. Repurchase Agent

4000 MacArthur Boulevard

West Tower, Suite 200

Newport Beach, California 92660

(949) 270-9200

Date:

Stockholder Signature:

Office Use Only

Date Request Received: